January 6, 2020

Janine Yorio
Chief Executive Officer
Compound Projects, LLC
787 Eleventh Avenue
New York, NY 10019

       Re: Compound Projects, LLC
           Form 1-A
           Filed December 19, 2019
           File No. 024-11133

Dear Ms. Yorio:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed December 19, 2019

Management Compensation, page 37

1. We note your response to comment 9 of our letter. In response to our comment, we note that you removed disclosure regarding the asset management fee. However, on page 14, you indicate that the manager will receive compensation and certain fees. Please advise or revise your disclosure as appropriate.
Interests of Management and Others in Certain Transactions, page 39

2. We note that you removed disclosure regarding what will occur if you are not able to raise sufficient proceeds in this offering to repay your manager for the property. Further, we note that you intend to reimburse your manager for the deposit advanced from proceeds.
      Please clarify, if true, that this is in addition to the 2% you will reimburse your manager from offering proceeds. Additionally, please clarify what will occur if you do not raise sufficient funds to cover the total cost of the property.
 Janine Yorio
FirstName LastNameJanine Yorio
Compound Projects, LLC
Comapany2020
January 6, NameCompound Projects, LLC
January 6, 2020 Page 2
Page 2
FirstName LastName
Fees and Expenses
Brokerage Fees, page 65

3. We note that you intend to pay North Capital a due diligence fee in connection with this offering. Please advise whether this will be paid by management or out of proceeds from this offering. If it is to be paid by management, please clarify whether management may be reimbursed for this fee. If the fee is to be paid out of proceeds from this offering, please revise the table on the cover page to add a footnote disclosing this payment.
         Additionally, please add risk factor disclosure addressing the fact that investors in this offering will be paying a significantly higher due diligence fee than investors in other series and explain the impact that this has on the value of the interests purchased in this series.
Exhibit Index, page 71

4.       We note your response to comment 10 of our letter. Please revise section 15.8(e) of
         exhibit 2.2 to address Section 27 of the Exchange Act consistent with your response and disclosure on page 45.
5. We note your response to comment 11 of our letter and your disclosure on page 45 stating that you do not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision. Please revise Section 15(d) of Exhibit
2.2 to clearly state that
         it does not apply to claims under the federal securities laws. Signatures, page 72

6. Please revise your signature page to conform to the requirements of Instruction 1 to the
         Signature section of Form 1-A. Please clarify the roles of executives who also serve in the capacity of directors.
Consolidated Financial Statements and Independent Auditor's Report
6. Subsequent Events, page F-5

7. We have considered your response to our prior comment 14. Please clarify for us whether the property has been operated as a rental property at any time during the period from it's development in 2016 through the date of your response. In addition, please revise your filing to include audited financial statements of the Series #Reach in addition to those of the consolidated Compound Projects, LLC.
8. We note your response to our prior comment 15. It appears from disclosure throughout your filing that acquisition of the Series # Reach Property is probable. As such, we are unclear how you determined pro forma financial statements reflecting the acquisition of the property would not be necessary. Please revise your filing to include pro forma financial statements or explain to us in greater detail why you believe they are not required.
 Janine Yorio
Compound Projects, LLC
January 6, 2020
Page 3
General

9. We note that you filed the draft offering statements as exhibits; however, it does not appear that you have filed the non-public correspondence. Please file all non-public correspondence submitted by or on behalf of you pursuant to Item 15(a) of Part III of
       Form 1-A. Submission of an amendment with such correspondence filed as an exhibit will begin the running of the 21-day pre-qualification period. Please refer to Rule 252(d)
       of Regulation A and Securities Act Rules Compliance and Disclosure Interpretation
       182.01 for guidance.
10. We note your revised disclosure and response to comment 2. It appears you have commenced operations and have deposited approximately $40,000 in connection with the
       #Reach Property acquisition. Please revise to clarify the status of your operations and assets and liabilities.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameJanine Yorio
                                                             Division of
Corporation Finance
Comapany NameCompound Projects, LLC
                                                             Office of Real
Estate & Construction
January 6, 2020 Page 3
cc:       Paul C. Levites, Esq.
FirstName LastName